Norton Rose Fulbright US LLP
Fulbright Tower
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Houston, Texas 77010-3095
nortonrosefulbright.com

Brian P. Fenske
brian.fenske@nortonrosefulbright.com
Tel +1 713 651 5557

March 26, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Laura Crotty

Re:	FibroBiologics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 15, 2024

File No. 333-277019

Ladies and Gentlemen:

This letter is submitted on behalf of FibroBiologics, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on March 15, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated March 25, 2024 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates.

Cover Page

1.	We note your disclosure in the Plan of Distribution on page 124 that GEM and GYBL are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Please disclose that GEM and GYBL are underwriters on the cover page.

Company Response: In response to the Staff’s comment, the Company has revised the cover page to disclose that GEM and GYBL are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

General

2.	We note your response to comment 3 and re-issue in part. Please disclose whether the Registered Stockholders engaged in any short selling of the company’s securities or other hedging activities prior to entering into the GEM SPA.

Company Response: Please note that the Registered Stockholders could not have engaged in any short selling of the Company’s securities or other hedging activities prior to entering into the GEM SPA because the Company was not publicly listed prior to the execution of the GEM SPA. That said, in response to the Staff’s comment, the Company has revised Amendment No. 2 in the Risk Factors and Plan of Distribution sections to disclose the additional information requested above with respect to the activities of the Registered Stockholders.

Remainder of page intentionally blank. Signature page follows.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (713) 651-5557 or brian.fenske@nortonrosefulbright.com.

Sincerely,

NORTON ROSE FULBRIGHT US LLP

/s/

Brian P. Fenske

cc:	Pete O’Heeron, Chief Executive Officer

Mark Andersen, Chief Financial Officer

FibroBiologics, Inc.

Lee McIntyre

Norton Rose Fulbright US LLP